Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Stockholder Remuneration Policy (Dividends and Interest on Capital) 1 PURPOSE Consolidating how to remunerate stockholders and related legislation. By allocating their assets to Itaú Unibanco Holding S.A.(“Itaú Unibanco”) shares (common and preferred), the return on this investment arises basically from the payment of dividends and/or interest on capital, in addition to the appreciation of the security on the stock exchange (capital gain). 2 TARGETAUDIENCE Applies to Itaú Unibanco. 3 DEFINITION 3.1 Dividends Correspond to a portion of the profit of the companies which is distributed to the stockholders. Investors that do not sell the shares and hold them in their portfolios for a period longer than one month are entitled to a dividend payment. The amount is proportional to the number and the type of shares held by the stockholder and is calculated as of the closing date of the last fiscal year (balance sheet date). Payouts may also be calculated as of the date of balance sheets prepared semi-annually or for shorter periods. Dividends have the advantage for the stockholder of not being taxed, since the company will have already deducted for the related Income Tax when net income is determined(1). (1) If loss is reported in a given fiscal year, the company is under no obligation to distribute dividends. 3.2 Interest on Capital (IOC) Alternative for remunerating stockholders, which is calculated based on the Long-Term Interest Rate on adjusted Stockholders’ Equity(2). The amount calculated and paid to stockholders as interest on capital is considered as an expense when the company’s taxable income is determined. Its calculation may consider thecompany’sperformanceintheperiodoronprofitsreportedinprioryearswhichhavebeendulyrecorded in the company’s revenue reserve. Differently from dividends, as a rule, income tax is withheld at a rate of fifteen percent (15%) when payment is made to the beneficiary. For the stockholder, however, there is no negative impact on their income, since this tax is considered in the calculation of the amount to be paid. (2) Rate calculated in accordance with National Monetary Council (CMN) Resolution No. 4,645, of March16,2018, and Stockholders’ Equity calculated in accordance with Law No. 9,249, of December 25, 1995. 3.3 Share Bonus Remuneration may also be in the form of a share bonus through the capitalization of earnings or reserves, when new shares are distributed to stockholders in a number that is proportional to the position already held. Bonus shares may be assigned a cost for purposes of the provisions of paragraph 1, Article 58, of the Federal Revenue Service Regulatory Instruction No. 1,585, of August 31, 2015, which generate tax benefits to stockholders. Pursuant to article 205 of the Civil Code, the stockholder’s right to plead the receipt of fractions of shares arising from bonuses expires in 10 (ten) years, as from the date on which they were made available to stockholders.

3.4 Reverse stock split The reverse stock split of the shares comprising the capital of Itaú Unibanco may also be resolved aiming at increasing share liquidity through the adjustment of their market quotation value to a more attractive level to be traded on stock exchanges. Pursuant to Article 205 of the Civil Code, the stockholder’s right to plead the receipt of fractions of shares arising from splits expires in 10 (ten) years, as from the date on which they were made available to stockholders. 4 LEGISLATION AND STATUTORYPROVISIONS Law No. 6,404, of December 15, 1976 (“Corporate Law”), sets forth that publicly held corporations shall distribute part of their net income reported in the fiscal year and that such payment will be based on the audited financial statements as at December 31 of each year. Publicly held corporations may also pay dividends to the revenue reserve account. Stockholders have the statutory right to receive, as a mandatory dividend in each fiscal year, the minimum amount of twenty-five percent (25%) of the net income determined in the same fiscal year, adjusted by the addition or deduction of the amounts specified in sub items “a” and “b” of item I of Article 202 of Brazilian Corporate Law and in compliance with items II and III of the same legal provision. Upon resolution of the Board of Directors, interest on capital may be paid, including the amount of interest paid or credited to the amount of the mandatory dividend, based on Article 9, paragraph 7, of Law No. 9,249/95. In accordance with Brazilian Corporate Law, the stockholders may resolve in a General Stockholders’ Meeting and upon Management´s proposal to retain part of the net income for the fiscal year in the capital budget which will have been previously approved. Additionally, the minimum mandatory dividend may not be paid in the fiscal year in which the management bodies notify the General Stockholders Meeting that such payment would be incompatible with the company’s financial position. It is incumbent upon the Annual General Stockholders’ Meeting, upon proposal of the Board of Directors, to resolve on the allocation of earnings of the year and, especially, on the portion to be distributed as dividend and/or IOC, taking into account the company’s interests. The amount to be distributed shall be divided by the number of outstanding shares in order to ensure the proportionality of the distribution. All stockholders are entitled to receive dividends/IOC proportionately to their interest in the capital. Holders of preferred shares are entitled to additional advantages, such as, among other possibilities, priority in the distribution of dividends (fixed or minimum). 5 PAYMENTS OF AMOUNTS DUE Since July 1980, Itaú Unibanco has been remunerating its stockholders by making monthly and complementary payments, the latter historically taking place twice a year and distributed equally to common and preferred stockholders. As a general rule, Itaú Unibanco distributes a minimum of 35% of the annual recurring net income as dividends and interest on capital, and the total amount to be distributed each year is determined by the Board of Directors, considering, among others: 1. the Company’s capitalization level, according to rules defined by the Central Bank of Brazil; 2. the minimum level determined by the Board of Directors of 13.5% for tier 1capital; 3. the profitability in the year; 4. the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions, and market and regulatory changes that may change capital requirement; and 5. changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the Company’s profitability and capital demands, in addition to extraordinary events, such as changes in current regulation or legal and regulatory demands, always considering the minimum distribution set forth in the Bylaws. To check out Itaú Unibanco’s history of profit distribution, besides corporate events (share bonus, reverse splits, stock splits and subscriptions), see the Investor Relations website (www.itau.com.br/investors-relations > Share and Dividends & Interest on Capital > History of Dividends and Remuneration of Stockholders).

Pursuant to the legislation in force, the stockholder’s right to plead the receipt of dividends expires in 03 (three) years, as from the date on which they were made available to stockholders. 5.1 Approval The Board of Directors has powers to: a) resolve upon the distribution of interim dividends/IOC, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semiannual balance sheet; b) resolve upon the payment of IOC; c) resolve upon estimates of results and budgets for investments and respective action plans; 5.2 Monthly Dividends The amount of R$ 0.015 per share is paid according to the share position in the last trading session of the month prior to the reference month held on B3, and the payment is made on the first business day of the month subsequent to the reference month. The monthly payment is made as an advance on the distribution that is to be made following the closing of the annual Balance Sheet. 5.3 Additional Payments Additional payments may be made either as dividends or IOC. As a general rule, semiannual payments are made after the preparation of the balance sheets as at June 30 and December 31, respectively, by resolution of the Board of Directors. The Board of Directors determines the base-date for the shareholding position and payment date. 5.4 Allocation of profit Together with the financial statements, the Board of Directors shall submit to the Annual General Stockholders’ Meeting a proposal for the allocation of net income for the fiscal year, according to the following provisions: a) Before any other distribution, five percent (5%) shall be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock; b) Based on the result of subtracting the net income adjusted by the amount allocated to the Legal Reserve, the amount to be distributed to stockholders shall be calculated by taking into account, in addition to the mandatory dividend (as described in item 4), the following statutory provisions: - preferred shares will be entitled to an annual minimum priority dividend (R$0.022 per share); - b) the amount of the mandatory dividend remaining after the dividend referred to in the previous item will be allocated first to the payment of dividends for the common shares equal to that of the priority dividend to preferred shares; - - the shares of both types will participate in the profits to be distributed under equal conditions once a dividend equal to the minimum dividend paid to preferred shares is assured to the common shares; c) In case Itaú Unibanco has recognized Unrealized Revenue Reserves in prior fiscal years, any realized amounts will be included in the base for calculating the minimum mandatory dividends; d) The balance will be allocated according to the Board of Directors’ proposal, including for the recognition of the reserves set forth in our Bylaws. It is worth noting that the statutory revenue reserve constitute an additional guarantee and security for the company’s financial and economic health, thus causing the least possible impact on the continuity of its operations or on the flow of dividends to stockholders. In addition, part of the earnings is reinvested in the business, resulting in an expansion of the company. 5.5 Custody The payments of the amounts due will be made in accordance with the custody of the shares described below: a) Stockholders holding American Depositary Receipts (ADRs): the payment shall be made through B3 to the custodian bank and then passed on to the overseas depositary bank – The Bank of New York Mellon – which shall be incumbent to pass on the amounts to stockholders within an average term of 10 days as from date of the payment in Brazil;

b) Stockholders with shares not deposited in fiduciary custody accounts of the São Paulo Securities, Commodities and Futures Exchange (B3) and current accounts registered with Itaú Unibanco: the payment will be made through direct credits to the respective current accounts; c) Stockholders with shares not deposited in fiduciary custody accounts of B3 and with current accounts in other banks who have notified details of bank/branch/current account: the payment will be made via electronic funds transfer (DOC or TED), according to the respective amounts; d) Stockholders with shares deposited in fiduciary custody accounts of B3: the payment will be made directly to the Central Depositary of B3, which is responsible for transferring the corresponding amounts to stockholders via custodian Brokerage Houses; and e) Stockholders not falling under the items above: should contact our Stockholder Services department (+55 11) 3003-9285 (capitals and metropolitan areas) and (+55 11) 0800 7209285 (other locations), from Monday to Friday, from 9 a.m. to 6 p.m. DIVIDEND REINVESTMENT PROGRAM In addition to its commitment to pay dividends, Itaú Unibanco also offers the Dividend Reinvestment Program (PRD). This service allows stockholders with a current account at Itaú Unibanco, holders of shares in Brazil, to invest their dividends automatically in the purchase of Itaú Unibanco preferred or common shares, thus increasing their interest in Itaú Unibanco’s capital stock in a safe, efficient and organized manner. In this way, stockholders also enhance the value of the dividends to which they are entitled. Another advantage is the reduced brokerage fee applied to the program. In signing up to the Dividend Reinvestment Program, stockholders will define the amount of monthly and/or additional dividends (in percentage terms and in multiples of 10) that they wish to reinvest, and what type of share (ON or PN), granting the company the right to use the amount of the profit distributions that would be credited to their current account for the acquisition of Itaú Unibanco shares in the market. It should be noted that that the Dividend Reinvestment Program is an optional product, and there will be no change in the manner in which distributed profits are credited should the stockholder not wish to sign up for the program(³). To learn more about the product, see Itaú Unibanco’s Investor Relations website: - www.itau.com.br/investors-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Dividend Reinvestment Program. (3) The brokerage fee to be charged to all participants in the PRD is set at 0.25% plus a mandatory B3 fee of 0.035%, both based on the financial volume of the investment. RELATED DOCUMENTS Law No. 6.404 of December 15, 1976. Law No. 9,249/1995. Dividend Reinvestment Program